UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ShockWave Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82489T 104
(CUSIP Number)

Armance Bordes
Sofinnova Partners
7-11 boulevard Hausmann
75009 Paris
France
+33 1 76 23 4109
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82489T 104	Page 2 of 11

1.	Name of Reporting Persons Sofinnova Capital VII FCPR (“SC VII”) EIN: 98-1028040
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

2,279,829 shares of common stock, except that Sofinnova Partners SAS (“SP SAS”), a French corporation and the management company of SC VII, may be deemed to have sole power to dispose of these shares, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Monique Saulnier (“Saulnier”), Graziano Seghezzi (“Seghezzi”) and Henrijette Richter (“Richter”), the managing partners of SP SAS, may be deemed to have shared power to dispose of such shares.
8.	Shared Voting Power See row 7.
9.	Sole Dispositive Power

2,279,829 shares of common stock, except that SP SAS, a French corporation and the management company of SC VII, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to dispose of such shares.
10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.16%(1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 31,860,263 shares of common stock outstanding, as reported on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2020 filed with the Commission on May 13, 2020 (the “10-Q”).

CUSIP No. 82489T 104	Page 3 of 11

1.	Name of Reporting Persons Sofinnova Partners SAS (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.
8.	Shared Voting Power See row 7.
9.	Sole Dispositive Power

2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, Papiernik, Saulnier, Seghezzi and Richter, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.
10.	Shared Dispositive Power See row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.16%(1)
14.	Type of Reporting Person (see instructions) 00
(1) The percentage is calculated based upon 31,860,263 shares of common stock outstanding, as reported on the 10-Q.

CUSIP No. 82489T 104	Page 4 of 11

1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.16%(1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 31,860,263 shares of common stock outstanding, as reported on the 10-Q.

CUSIP No. 82489T 104	Page 5 of 11

1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.16%(1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 31,860,263 shares of common stock outstanding, as reported on the 10-Q.

CUSIP No. 82489T 104	Page 6 of 11

1.	Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Danish Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power

		2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.
	9.	Sole Dispositive Power 0
10.	Shared Dispositive Power

		2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Richter, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.16%(1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 31,860,263 shares of common stock outstanding, as reported on the 10-Q.

CUSIP No. 82489T 104	Page 7 of 11

1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.16%(1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 31,860,263 shares of common stock outstanding, as reported on the 10-Q.

CUSIP No. 82489T 104	Page 8 of 11

1.	Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

2,279,829 shares of common stock, all of which are owned directly by of SC VII. SP SAS, the management company of SC VII, may be deemed to have sole voting power, and Seghezzi, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,279,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.16%(1)
14.	Type of Reporting Person (see instructions) IN
(1) The percentage is calculated based upon 31,860,263 shares of common stock outstanding, as reported on the 10-Q.

CUSIP No. 82489T 104	Page 9 of 11

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment”) is filed jointly by (i) Sofinnova Capital VII FCPR (“SC VII”), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), and Graziano Seghezzi (“Seghezzi”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC VII and SP SAS, the “Reporting Persons”).

This Amendment amends the Schedule 13D filed on February 12, 2020 (the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D, as amended hereby.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 28, 2020, SCVII entered into a Rule 10b5-1 trading plan (the “10b5-1 Plan”) to sell common stock of the Issuer pursuant to SEC Rule 144 and filed a Form 144 for the sale of up to 1,657,000 shares of common stock of the Issuer.

As of the date of this Amendment, and except as provided herein, SC VII has no plans or proposals relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	See Rows 11 and 13 of the cover page for each of the Reporting Persons.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

CUSIP No. 82489T 104	Page 10 of 11

(c)	In the last 60 days, SCVII sold common stock of the Issuer on the following dates at the daily average prices indicated below:

Date	Shares	Per Share Average Price	How Effected
June 1, 2020	1,300	$45.00	Open Market
June 3, 2020	7,996	$45.02	Open Market
June 4, 2020	4,000	$45.079	Open Market
June 5, 2020	55,754	$45.0439	Open Market
June 8, 2020	59,879	$45.119	Open Market
June 9, 2020	141,342	$46.9194	Open Market
June 10, 2020	29,729	$46.7881	Open Market
August 3, 2020	85,549	$50.0095	Open Market
August 4, 2020	33,323	$50.0069	Open Market
August 5, 2020	109,406	$50.7095	Open Market
August 6, 2020	71,722	$50.9303	Open Market
August 12, 2020	1,300	$55.0173	Open Market
August 13, 2020	13,077	$55.0116	Open Market

Total:	614,377

(d)	Under certain circumstances set forth in the by-laws of SC VII, the equity holders of SC VII and SP SAS may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of common stock owned by SC VII.

(e)	Not applicable.

CUSIP No. 82489T 104	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2020

SOFINNOVA CAPITAL VII FCPR		SOFINNOVA PARTNERS SAS
By:	Sofinnova Partners SAS

		By:	/s/ Denis Lucquin
By:	/s/ Denis Lucquin	Name:	Denis Lucquin
Name:	Denis Lucquin	Title:	Managing Partner
Title:	Managing Partner

By:	/s/ Denis Lucquin	By:	/s/ Monique Saulnier
Name:	Denis Lucquin	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi